Shareholder Services Plan

This Shareholder Services Plan (the “Plan”) is adopted by the Trust with respect to each Fund and certain Classes thereof, as set forth in Schedule A hereto (each, a “Fund” and collectively, the “Funds”). The Funds desire to compensate service providers who provide the services described herein to clients (the “Client”) who from time to time beneficially own any class of shares of beneficial interest (the “Shares”) of any Fund.

Section 1. The Trust has adopted this Plan to enable the Trust to directly or indirectly bear expenses relating to the provision of certain shareholder services to certain Funds of the Trust listed in Schedule A.

Section 2. The Trust will pay service providers a fee, up to the amount specified in Schedule A to this Plan, with respect to the average daily net asset value of shares owned of record or beneficially by clients with whom the service provider has a service relationship for shareholder services. The Trust will reimburse the investment adviser for any payments made by the investment adviser to any service provider pursuant to this Plan. Services this fee may be paid for include, but are not limited to: (i) maintaining accounts relating to Clients that invest in Shares; (ii) arranging for bank wires; (iii) responding to Client inquiries relating to the services performed by service providers; (iv) responding to inquiries from Clients concerning their investment in Shares; (v) assisting Clients in changing dividend options, account designations and addresses; (vi) providing information periodically to Clients showing their position in Shares; (vii) forwarding shareholder communications from the Funds such as proxies, shareholder reports, annual reports, and dividend distribution and tax notices to Clients; (viii) processing purchase, exchange and redemption requests from Clients and placing orders with the Funds or its service providers; (ix) providing sub-accounting with respect to Shares beneficially owned by Clients; and (x) processing dividend payments from the Funds on behalf of Clients. Service providers may also use this fee for payments to financial institutions and intermediaries such as banks, savings and loan associations, insurance companies and investment counselors, broker-dealers, mutual fund supermarkets and the service providers’ affiliates and subsidiaries as compensation for such services as are described herein.

Section 3. This Plan shall be subject to the terms of the Trust’s Supplemental Payment Program.

Section 4. This Plan shall not take effect with respect to any Fund until it has been approved together with any related agreements, by votes of the majority of both (i) the Trustees of the Trust and (ii) the Qualified Trustees (as defined in Section 8 herein), at a meeting of the Board of Trustees.

Section 5. This Plan shall continue, unless terminated as hereinafter provided, in effect for a period of more than one year after it takes effect only for so long as such continuance is specifically approved at least annually in the manner provided in Section 4 herein for the approval of this Plan.

Section 6. During the existence of this Plan, the Trust shall require any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made with respect to each Fund, and shall furnish the Board of Trustees of the Trust with such other information as the Board of Trustees may reasonably request in connection with payments made under the Plan.

Section 7. This Plan may be terminated at any time, with respect to Shares of any Fund listed in Schedule A, without payment of any penalty, at any time by the vote of a majority of the Qualified Trustees as defined in Section 9 herein.

Section 8. All agreements with any person relating to the implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Qualified Trustees (as defined in Section 9 herein), on not more than 60 days written notice to any other party to the agreement.

Section 9. As used in this Plan, (a) the term “Qualified Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment” and “interested person” shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the U.S. Securities and Exchange Commission.

Section 10. While this Plan is in effect, the selection and nomination of those Trustees who are not interested persons of the Trust within the meaning of Section 2(a)(19) of the 1940 Act shall be committed to the discretion of the Trustees then in office who are not interested persons of the Trust.

Section 11. This Plan shall not obligate the Trust or any other party to enter into an agreement with any particular person.

Section 12. This Plan may be amended at any time by the Board of Trustees, provided that any material amendment of this Plan shall be effective only upon approval in the manner provided in Section 3 herein.

Section 13. Consistent with the limitation of shareholder and Trustee liability as set forth in the Trust’s Agreement and Declaration of Trust or Trust Instrument, as applicable, any obligations assumed by the Trust or a Fund thereof pursuant to this Plan and any agreements related to this Plan shall be limited in all cases to the proportionate ownership of the affected Fund and its assets, and shall not constitute obligations of any shareholder of any other Fund of the Trust or of any Trustee or officer of the Trust.

Section 14. If any provision of this Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

Adopted: December 10, 2015, as amended March 23, 2017

SCHEDULE A

Fund	Fee
Investor Class Shares
China Region Fund	0.20%
All American Equity Fund	0.20%
Gold and Precious Metals Fund	0.20%
World Precious Minerals Fund	0.20%
Global Resources Fund	0.20%
Emerging Europe Fund	0.20%
Holmes Macro Trends Fund	0.20%
Near-Term Tax Free Fund	0.20%
U.S. Government Securities Ultra-Short Bond	0.20%
Institutional Class Shares
Gold and Precious Metals Fund	0.20%
World Precious Minerals Fund	0.20%
Global Resources Fund	0.20%
Emerging Europe Fund	0.20%

Adopted: December 10, 2015